Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”)

800 West Pender Street, Suite 770

Vancouver, BC V6C 2V6

Item 2:	Date of Material Change

November 15, 2021

Item 3:	News Release

A news release announcing the material change was disseminated on November 15, 2021 through Globe Newswire, and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On November 15, 2021, MAG announced that it had entered into a binding commitment letter with the Bank of Montreal (“BMO”) for a fully underwritten US$40 million revolving credit facility (the “Facility”). Closing of the Facility is expected to occur by mid-December 2021 and is subject to the satisfaction of customary conditions and completion of definitive documentation.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On November 15, 2021, MAG announced the signing of a binding commitment letter with BMO for the Facility. Closing of the Facility is expected to occur by mid-December 2021 and is subject to the satisfaction of customary conditions, and completion of definitive documentation.

The Facility has a maturity date of December 31, 2024 and will be available for working capital and general corporate purposes, and provides MAG with additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9:	Date of Report

November 19, 2021

Cautionary Note Regarding Forward-Looking Statements

This material change report includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). All statements in this material change report, other than statements of historical facts are forward looking statements, including statements with respect to the timing of the closing of the Facility, statements regarding the satisfaction of closing conditions and completion of definitive documentation in relation to the Facility, expectations with respect to impact of the Facility on the Company, liquidity and ability to finance future development costs and expenses, expectations with respect to future financial strength and future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, unexpected delays in meeting closing conditions or completing definitive documents in relation to the Facility, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.